SQUIRE, SANDERS & DEMPSEY L.L.P.
2000 Huntington Center
41 South High Street
Columbus, Ohio 43215
Office:	+1.614.365.2700
Fax:	+1.614.365.2499

January 27, 2010

VIA EDGAR CORRESPONDENCE

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3628

Attention:	Mr. Michael Clampitt
Mr. Jonathan E. Gottlieb Division of Corporation Finance

Re:	The Bank of Kentucky Financial Corporation (File No. 001-34214)

Form 10-K for the fiscal year ended December 31, 2008

Definitive Schedule 14A filed March 26, 2009

Form 10-Q for the period ended March 31, 2009

Form 10-Q for the period ended June 30, 2009

Form 10-Q for the period ended September 30, 2009

Dear Messrs. Clampitt and Gottlieb:

On behalf of our client, The Bank of Kentucky Financial Corporation (the “Company”), we hereby confirm that the Company is in receipt of the letter from the staff of the Securities and Exchange Commission (the “Staff”), dated January 4, 2010, regarding the above captioned periodic reports and filings.

As previously discussed with both Mr. Clampitt and Mr. Gottlieb, the Company is in the process of preparing its response to the Staff’s comments. However, as indicated in our discussions, the Company has been unable to respond to the comment letter within the ten business days as requested in the letter, due to, among other things, the time and coordination required by the Company’s management in collecting relevant information, consulting with its legal and accounting advisors, and preparing the relevant disclosures necessary to present to the Staff a thorough response. The Company is diligently working to finalize its responses for submission.

Accordingly, the Company anticipates that it will be in a position to submit a response to the Staff’s comments no later than February 3, 2010, with its current anticipated submission date being February 1, 2010.

SQUIRE, SANDERS & DEMPSEY L.L.P.

Securities and Exchange Commission

January 27, 2010

The Company appreciates your understanding on this matter. Pease contact the undersigned at (614) 365-2759 or my colleague Jim Barresi at (513) 361-1260 if you have any questions regarding the above.

Very truly yours,

/s/ Aaron A. Seamon
Aaron A. Seamon

cc:	Robert W. Zapp, Chief Executive Officer and President

Martin J. Gerrety, Treasurer

    (The Bank of Kentucky Financial Corporation)

James J. Barresi, Esq.

    (Squire, Sanders & Dempsey L.L.P.)